UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         -----------------------------------------------

                          SCHEDULE 13D

                       (Amendment No. 85)

            Under the Securities Exchange Act of 1934

                        MIDWAY GAMES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           598-148-104
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                        September 16, 2005
     (Date of Event which Requires Filing of this Statement)


   ----------------------------------------------------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 598-148-104            Schedule 13D/A
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(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
-----------------------------------------------------------------
                    SUMNER M. REDSTONE
                    S.S. No.
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
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/  / (b)
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(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization   United States
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power          57,576,395**
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power        18,518,371*
 Owned by                                    --------------------
   Each             (9)  Sole Dispositive Power     57,576,395**
Reporting                                       -----------------
Person With         (10) Shared Dispositive Power   18,518,371*
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                   76,094,766*
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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(13) Percent of Class Represented by Amount in Row (11) 87.00
                                                       PERCENT
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)      IN

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*Includes shares owned by National Amusements, Inc.
** Does not include 17,500 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

CUSIP No. 598-148-104
                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NATIONAL AMUSEMENTS, INC.
-----------------------------------------------------------------
                    I.R.S No.  04-2261332
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Sources of Funds (See Instructions):
-----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items
2(d) or 2(e).
-----------------------------------------------------------------

(6)  Citizenship or Place of Organization               Maryland
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power          0
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power        18,518,371
Owned by                                      -------------------
   Each             (9)  Sole Dispositive Power     0
Reporting                                        ----------------
Person With         (10) Shared Dispositive Power   18,518,371
                                               ------------------
-----------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    17,422,971
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   21.17
						       PERCENT
-----------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)      CO

-----------------------------------------------------------------

Item 1.   SECURITY AND ISSUER.

          This Amendment No. 85 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 2704 West Roscoe Street, Chicago, IL 60618.



Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

   (a) NAI is currently the beneficial owner, with shared dispositive and voting power, of 18,518,371 Common Shares, or approximately 21.17 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of August 5, 2005).

   (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 57,576,395 Common Shares,or approximately 65.83 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of August 5, 2005). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 18,518,371 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 776,094,768 Common Shares, or approximately 87.00 PERCENT of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of August 5, 2005).

    (c) Transactions effected since the filing of the Statement on Schedule 13D Amendment No. 84 filed with the SEC on
        August 26, 2005:
        All the following transactions were executed by Bear
 	Stearns, New York, N.Y.

       TRANSACTIONS EXECUTED UNDER NATIONAL AMUSEMENTS,INC.'S NAME

		DATE		NO.SHARES  	PRICE


		8/26/2005	500		15.04
		8/26/2005	2,300		15.29
		8/26/2005	7,700		15.30
		8/26/2005	2,400		15.31
		8/26/2005	4,800		15.32
		8/26/2005	7,400		15.33
		8/26/2005	1,800		15.34
		8/26/2005	4,100		15.35
		8/26/2005	5,400		15.36
		8/26/2005	1,300		15.37
		8/26/2005	2,600		15.38
		8/26/2005	6,900		15.39
		8/26/2005	1,600		15.40
		8/26/2005	4,100		15.41
		8/26/2005	800		15.42
		8/26/2005	2,000		15.46
		8/26/2005	3,300		15.49
		8/26/2005	800		15.69
		8/26/2005	800		15.71
		8/26/2005	100		15.72
		8/26/2005	200		15.84
		8/26/2005	1,300		15.87
		8/26/2005	2,500		15.89
		8/26/2005	1,500		15.91
		8/26/2005	6,600		15.92
		8/29/2005	500		14.40
		8/29/2005	400		14.42
		8/29/2005	200		14.44
		8/29/2005	1,200		14.45
		8/29/2005	1,000		14.46
		8/29/2005	1,900		14.47
		8/29/2005	800		14.48
		8/29/2005	2,500		14.50
		8/29/2005	800		14.52
		8/29/2005	2,200		14.55
		8/29/2005	800		14.56
		8/29/2005	1,000		14.57
		8/29/2005	1,600		14.60
		8/29/2005	800		14.64
		8/29/2005	1,500		14.65
		8/29/2005	600		14.68
		8/29/2005	2,400		14.69
		8/29/2005	1,200		14.70
		8/29/2005	800		14.77
		8/29/2005	1,400		14.89
		8/29/2005	6,000		15.20
		8/30/2005	1,800		13.95
		8/30/2005	800		14.03
		8/30/2005	800		14.04
		8/30/2005	600		14.08
		8/30/2005	1,000		14.09
		8/30/2005	1,300		14.10
		8/30/2005	2,500		14.11
		8/30/2005	800		14.12
		8/30/2005	700		14.17
		8/30/2005	2,500		14.19
		8/30/2005	1,500		14.21
		8/30/2005	1,600		14.22
		8/30/2005	800		14.25
		8/30/2005	2,000		14.26
		8/30/2005	3,800		14.28
		8/30/2005	800		14.30
		8/30/2005	2,600		14.31
		8/30/2005	1,800		14.32
		8/30/2005	200		14.33
		8/30/2005	800		14.34
		8/30/2005	2,900		14.35
		8/30/2005	500		14.36
		8/30/2005	2,000		14.37
		8/30/2005	2,900		14.38
		8/30/2005	1,300		14.39
		8/30/2005	1,800		14.40
		8/30/2005	800		14.41
		8/30/2005	1,200		14.42
		8/30/2005	1,200		14.44
		8/30/2005	1,100		14.48
		8/30/2005	1,000		14.58
		8/30/2005	1,300		14.60
		8/30/2005	1,000		14.61
		8/30/2005	3,000		14.75
		8/30/2005	1,500		14.78
		8/31/2005	1,000		13.83
		8/31/2005	1,000		13.85
		8/31/2005	100		13.91
		8/31/2005	800		14.03
		8/31/2005	1,600		14.04
		8/31/2005	800		14.05
		8/31/2005	500		14.06
		8/31/2005	3,000		14.14
		8/31/2005	1,400		14.20
		8/31/2005	4,600		14.22
		8/31/2005	800		14.31
		8/31/2005	800		14.35
		8/31/2005	1,600		14.36
		8/31/2005	500		14.37
		8/31/2005	2,000		14.38
		8/31/2005	800		14.40
		8/31/2005	300		14.47
		8/31/2005	1,500		14.49
		8/31/2005	500		14.50
		8/31/2005	800		14.51
		8/31/2005	800		14.62
		8/31/2005	700		14.63
		8/31/2005	800		14.64
		8/31/2005	2,600		14.77
		8/31/2005	1,000		14.78
		8/31/2005	1,000		14.80
		8/31/2005	1,700		14.90
		8/31/2005	200		14.91
		8/31/2005	1,400		14.92
		8/31/2005	1,100		14.93
		8/31/2005	2,400		14.94
		8/31/2005	1,000		14.95
		8/31/2005	8,400		14.96
		8/31/2005	4,400		14.97
		8/31/2005	2,800		14.98
		8/31/2005	800		15.00
		8/31/2005	2,000		15.02
		8/31/2005	1,600		15.05
		8/31/2005	600		15.07
		8/31/2005	1,100		15.08
		8/31/2005	800		15.15
		8/31/2005	1,000		15.17
		8/31/2005	100		15.18
		8/31/2005	1,200		15.19
		8/31/2005	3,200		15.20
		8/31/2005	1,800		15.21
		8/31/2005	1,600		15.22
		8/31/2005	2,700		15.25
		8/31/2005	600		15.26
		8/31/2005	1,000		15.27
		8/31/2005	1,800		15.29
		9/1/2005	1,700		14.76
		9/1/2005	800		14.95
		9/1/2005	6,400		14.99
		9/1/2005	12,900		15.00
		9/1/2005	1,600		15.01
		9/1/2005	1,100		15.02
		9/1/2005	800		15.03
		9/1/2005	1,600		15.06
		9/1/2005	800		15.07
		9/1/2005	900		15.08
		9/1/2005	800		15.09
		9/1/2005	2,600		15.10
		9/1/2005	1,800		15.11
		9/1/2005	3,200		15.12
		9/1/2005	600		15.13
		9/1/2005	2,600		15.14
		9/1/2005	900		15.16
		9/1/2005	700		15.18
		9/1/2005	600		15.19
		9/1/2005	800		15.21
		9/1/2005	500		15.22
		9/1/2005	2,400		15.24
		9/1/2005	1,000		15.30
		9/1/2005	1,800		15.49
		9/1/2005	3,000		15.52
		9/1/2005	3,200		15.54
		9/2/2005	100		14.91
		9/2/2005	700		14.95
		9/2/2005	1,600		14.99
		9/2/2005	4,100		15.00
		9/2/2005	300		15.01
		9/2/2005	800		15.02
		9/2/2005	1,000		15.04
		9/2/2005	200		15.05
		9/2/2005	400		15.06
		9/2/2005	1,000		15.07
		9/2/2005	100		15.10
		9/2/2005	1,900		15.11
		9/2/2005	1,500		15.12
		9/2/2005	1,000		15.13
		9/2/2005	1,300		15.14
		9/2/2005	4,700		15.15
		9/2/2005	4,900		15.16
		9/2/2005	19,900		15.17
		9/2/2005	9,800		15.18
		9/2/2005	8,100		15.19
		9/2/2005	6,400		15.20
		9/2/2005	3,700		15.21
		9/2/2005	6,700		15.22
		9/2/2005	1,500		15.23
		9/2/2005	2,000		15.25
		9/2/2005	1,000		15.27
		9/2/2005	1,800		15.28
		9/6/2005	1,100		14.96
		9/6/2005	3,400		14.97
		9/6/2005	9,200		14.98
		9/6/2005	13,300		14.99
		9/6/2005	9,400		15.00
		9/6/2005	9,200		15.01
		9/6/2005	3,700		15.05
		9/6/2005	2,800		15.06
		9/6/2005	3,300		15.08
		9/6/2005	4,300		15.10
		9/6/2005	900		15.11
		9/6/2005	500		15.12
		9/6/2005	600		15.13
		9/6/2005	700		15.14
		9/6/2005	500		15.15
		9/6/2005	400		15.16
		9/6/2005	1,800		15.17
		9/6/2005	3,000		15.18
		9/7/2005	4,000		14.80
		9/7/2005	1,000		14.81
		9/7/2005	500		14.83
		9/7/2005	600		14.87
		9/7/2005	3,300		14.88
		9/7/2005	4,900		14.89
		9/7/2005	4,000		14.90
		9/7/2005	800		14.91
		9/7/2005	3,300		14.93
		9/7/2005	800		14.98
		9/7/2005	18,600		15.00
		9/7/2005	1,400		15.01
		9/7/2005	5,600		15.02
		9/7/2005	1,400		15.03
		9/7/2005	2,000		15.04
		9/7/2005	2,000		15.05
		9/7/2005	600		15.07
		9/7/2005	3,600		15.09
		9/7/2005	1,200		15.10
		9/7/2005	1,200		15.11
		9/7/2005	2,700		15.12
		9/7/2005	7,200		15.17
		9/7/2005	1,700		15.18
		9/7/2005	1,300		15.19
		9/7/2005	5,800		15.20
		9/8/2005	1,500		15.25
		9/8/2005	400		15.32
		9/8/2005	1,700		15.33
		9/8/2005	500		15.34
		9/8/2005	2,200		15.37
		9/8/2005	1,500		15.38
		9/8/2005	1,800		15.39
		9/8/2005	9,100		15.40
		9/8/2005	5,400		15.41
		9/8/2005	9,300		15.42
		9/8/2005	900		15.43
		9/8/2005	4,300		15.44
		9/8/2005	4,000		15.45
		9/8/2005	2,100		15.46
		9/8/2005	4,800		15.47
		9/8/2005	1,200		15.48
		9/8/2005	5,800		15.49
		9/8/2005	3,400		15.50
		9/8/2005	2,600		15.51
		9/8/2005	1,300		15.53
		9/8/2005	2,800		15.54
		9/9/2005	800		15.60
		9/9/2005	1,100		15.61
		9/9/2005	1,600		15.63
		9/9/2005	400		15.65
		9/9/2005	800		15.66
		9/9/2005	800		15.69
		9/9/2005	600		15.71
		9/9/2005	800		15.72
		9/9/2005	500		15.73
		9/9/2005	1,900		15.75
		9/9/2005	3,700		15.76
		9/9/2005	700		15.77
		9/9/2005	700		15.78
		9/9/2005	2,200		15.79
		9/9/2005	10,700		15.80
		9/9/2005	5,200		15.81
		9/9/2005	200		15.82
		9/9/2005	600		15.83
		9/9/2005	800		15.84
		9/9/2005	4,000		15.85
		9/9/2005	2,300		15.86
		9/9/2005	2,800		15.88
		9/9/2005	600		15.89
		9/9/2005	1,100		15.90
		9/9/2005	400		15.91
		9/9/2005	1,300		15.97
		9/9/2005	5,900		15.99
		9/9/2005	1,300		16.00
		9/9/2005	500		16.01
		9/9/2005	3,700		16.04
		9/12/2005	700		16.08
		9/12/2005	1,600		16.10
		9/12/2005	100		16.12
		9/12/2005	400		16.14
		9/12/2005	2,400		16.15
		9/12/2005	2,600		16.16
		9/12/2005	2,400		16.17
		9/12/2005	6,600		16.18
		9/12/2005	1,600		16.19
		9/12/2005	800		16.20
		9/12/2005	2,100		16.21
		9/12/2005	1,600		16.22
		9/12/2005	6,000		16.23
		9/12/2005	2,400		16.24
		9/12/2005	2,100		16.25
		9/12/2005	3,300		16.26
		9/12/2005	700		16.27
		9/12/2005	1,500		16.29
		9/12/2005	1,000		16.30
		9/12/2005	1,500		16.35
		9/12/2005	700		16.41
		9/13/2005	600		16.01
		9/13/2005	300		16.04
		9/13/2005	800		16.05
		9/13/2005	200		16.09
		9/13/2005	1,600		16.10
		9/13/2005	700		16.12
		9/13/2005	1,400		16.13
		9/13/2005	2,400		16.14
		9/13/2005	4,300		16.15
		9/13/2005	700		16.16
		9/13/2005	3,700		16.17
		9/13/2005	100		16.18
		9/13/2005	100		16.20
		9/13/2005	300		16.21
		9/13/2005	1,000		16.22
		9/13/2005	500		16.23
		9/13/2005	800		16.24
		9/13/2005	2,100		16.25
		9/13/2005	800		16.26
		9/13/2005	2,900		16.27
		9/13/2005	1,300		16.31
		9/13/2005	600		16.32
		9/13/2005	2,200		16.33
		9/13/2005	6,600		16.40
		9/14/2005	1,600		15.47
		9/14/2005	7,500		15.49
		9/14/2005	2,500		15.50
		9/14/2005	1,100		15.52
		9/14/2005	1,000		15.53
		9/14/2005	800		15.54
		9/14/2005	3,100		15.55
		9/14/2005	2,200		15.56
		9/14/2005	2,300		15.57
		9/14/2005	7,200		15.58
		9/14/2005	1,800		15.59
		9/14/2005	1,000		15.60
		9/14/2005	5,200		15.61
		9/14/2005	3,200		15.62
		9/14/2005	2,400		15.63
		9/14/2005	9,700		15.64
		9/14/2005	5,500		15.65
		9/14/2005	3,000		15.69
		9/14/2005	4,000		16.05
		9/14/2005	3,000		16.06
		9/15/2005	500		15.31
		9/15/2005	800		15.32
		9/15/2005	18,700		15.33
		9/15/2005	6,600		15.34
		9/15/2005	2,900		15.35
		9/15/2005	2,100		15.36
		9/15/2005	3,600		15.38
		9/15/2005	7,800		15.39
		9/15/2005	2,300		15.40
		9/15/2005	4,300		15.41
		9/15/2005	1,700		15.42
		9/15/2005	5,200		15.43
		9/15/2005	1,300		15.44
		9/15/2005	2,000		15.45
		9/15/2005	4,000		15.49
		9/16/2005	2,100		15.20
		9/16/2005	2,800		15.21
		9/16/2005	2,100		15.22
		9/16/2005	2,600		15.23
		9/16/2005	9,200		15.24
		9/16/2005	6,400		15.26
		9/16/2005	5,700		15.27
		9/16/2005	2,200		15.28
		9/16/2005	1,700		15.30
		9/16/2005	2,000		15.31
		9/16/2005	800		15.32
		9/16/2005	6,200		15.33
		9/16/2005	4,600		15.34
		9/16/2005	1,500		15.35
		9/16/2005	900		15.36
		9/16/2005	3,400		15.37
		9/16/2005	3,300		15.38
		9/16/2005	2,000		15.39
		9/16/2005	600		15.40
		9/16/2005	2,800		15.41
		9/16/2005	500		15.42
		9/16/2005	5,000		15.43
		9/16/2005	1,300		15.47
		9/16/2005	700		15.48
		9/16/2005	1,400		15.49
		9/16/2005	2,500		15.50
		9/16/2005	200		15.57
		9/16/2005	6,000		15.65
		9/19/2005	4,400		14.95
		9/19/2005	4,800		14.96
		9/19/2005	4,500		14.97
		9/19/2005	5,700		14.98
		9/19/2005	13,600		14.99
		9/19/2005	15,800		15.00
		9/19/2005	8,100		15.01
		9/19/2005	1,000		15.02
		9/19/2005	2,900		15.03
		9/19/2005	1,800		15.06
		9/19/2005	6,000		15.19
		9/20/2005	500		14.63
		9/20/2005	2,800		14.68
		9/20/2005	2,400		14.69
		9/20/2005	800		14.75
		9/20/2005	1,300		14.76
		9/20/2005	1,500		14.78
		9/20/2005	800		14.81
		9/20/2005	500		14.83
		9/20/2005	900		14.86
		9/20/2005	3,100		14.87
		9/20/2005	4,200		14.88
		9/20/2005	700		14.89
		9/20/2005	10,000		14.90
		9/20/2005	12,900		14.91
		9/20/2005	1,600		14.92
		9/20/2005	2,400		14.93
		9/20/2005	3,800		14.94
		9/20/2005	4,100		14.95
		9/20/2005	3,100		14.96
		9/20/2005	2,400		14.98
		9/20/2005	11,700		14.99
		9/20/2005	6,000		15.01








Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.





                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.




September 21, 2005                     /s/ Sumner M. Redstone
                                   ----------------------
                                   Sumner M. Redstone,
                                   Individually


                                   National Amusements, Inc.


                                   By:  /s/ Sumner M. Redstone
                                   ---------------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer



                         TABLE OF EXHIBITS
                         -----------------

EXHIBIT             DESCRIPTION
-------             -----------
   1                Joint Filing Agreement




                           EXHIBIT 1
                           ---------


                     JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on
          Schedule 13D, dated April 15, 1998 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Midway Games Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of July, 2002.


                         NATIONAL AMUSEMENTS, INC.


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                              Chairman and
                              Chief Executive Officer


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                               Individually